Exhibit 4.2

Promissory Note

Date: September 27, 2024

Lender: Hilary Auerbach

Borrower: La Rosa Holdings Corp.

Loan Amount: $200,000

Interest Rate: 12.5% annually

Terms and Conditions:

1.	Loan Disbursement:

The Lender agrees to loan the Borrower $200,000 on September 26, 2024.

2.	Interest:

Interest on the loan will accrue at an annual rate of 12.5%, calculated based on the outstanding principal balance.

3.	Repayment Schedule:

The Borrower agrees to make three monthly payments of $75,000, beginning on November 1, 2024, with subsequent payments due on December 1, 2024, and January 1, 2025. The payments include both Principal and Interest.

4.	Total Repayment:

The Borrower will repay a total of $225,000. This total includes $200,000 in principal and $25,000 in interest. After the payment on January 1, 2025, the Borrower’s obligation under this note will be fully satisﬁed.

5.	Final Payment Date:

The last payment under this note is due on January 1, 2025, at which point the full amount of $225,000 (Principal + Interest) will have been repaid.

6.	Prepayment:

The Borrower may prepay this loan at any time without penalty. Any prepayment will reduce the amount of interest owed on the loan.

7.	Personal Guarantee:

CEO and Founder of La Rosa Holdings, Joseph A. La Rosa, personally guarantees this loan, meaning that Mr. La Rosa’s personal assets may be used to satisfy the debt if the Borrower fails to fulﬁll the obligations outlined in this note. The Borrower acknowledges that this guarantee is unconditional and irrevocable until the full loan amount and accrued interest are paid.

8.	Governing Law:

This note shall be governed by and construed in accordance with the laws of Florida. Signatures:

Lender’s Signature
Date:

Borrower’s Signature
Date: